Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92121

May 24, 2012

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karen Ubell

Re:          Trovagene, Inc.

Registration Statement on Form S-1

File No. 333-180810

Ladies and Gentlemen:

Trovagene, Inc. hereby respectfully requests the withdrawal of its request for acceleration dated May 22, 2012, of the effective date of the registration statement referred to above that was requested to become effective at 5:00 p.m., Washington D.C. time, on Thursday, May 24, 2012, or as soon thereafter as practicable.

TROVAGENE, INC.

By:	/s/ Antonius Schuh
Name:	Antonius Schuh
Title:	Chief Executive Officer